UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Oculus Innovative Sciences, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
67575P10
(CUSIP Number)
Hojabr Alimi
Chief Executive Officer
Oculus Innovative Sciences, Inc.
1129 N. McDowell Blvd.
Petaluma, CA 94954
707-782-0792
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 1, 2009
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box.    ☐

CUSIP No. 67575P10
(1) Name of reporting person
Mr. Robert C. Burlingame
(2) Check the appropriate box if a member of a group
          (a)     ☐
          (b)     ☐
(3) SEC USE ONLY
(4) Source of funds
OO, PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization
The reporting person is a citizen of the United States of America.
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power:
The reporting person has sole voting power over 2,866,598 shares he beneficially owns.
(8) Shared voting power:
The reporting person has shared voting power over 55,555 shares he beneficially owns.
(9) Sole dispositive power:
The reporting person has sole dispositive power over 2,866,598 shares he beneficially owns.
(10) Shared dispositive power:
The reporting person has shared dispositive power over 55,555 shares he beneficially owns.
(11) Aggregate amount beneficially owned by each reporting person:
Robert C. Burlingame: 2,922,153 shares. As of the date of filing of this Schedule 13D, the reporting person’s beneficial ownership is comprised of 1,550,486 shares of common stock, 75,000 shares of common stock that may be acquired within 60 days through the exercise of a warrant, and 130,000 shares of common stock that may be acquired within 60 days through the exercise of options.

On September 4, 2009, 166,667 and 222,222 shares of common stock underlying Series A and Series B Warrants issued March 4, 2009, respectively, will become exercisable pursuant to the terms of those warrants. On December 1, 2009, 333,333 and 444,445 shares of common stock underlying Series A and Series B Warrants issued June 1, 2009, respectively, will become exercisable pursuant to the terms of those warrants. The common stock underlying the warrants issued on June 1, 2009 may not be acquired within 60 days until October 2, 2009. Notwithstanding the foregoing, the reporting person is electing to include these shares in the calculation of beneficial ownership as of the date of this filing.
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    ☐
(13) Percent of Class Represented by Amount in Row (11): Based on 20,572,619 shares of common stock outstanding as of July 6, 2009:
13.3%
(14) Type of Reporting Person
IN
Item 1: Security and Issuer
This Schedule 13D relates to the beneficial ownership of common stock of the Issuer whose principal executive office is located at 1129 N. McDowell Blvd., Petaluma, CA 94954.
Item 2: Identity and Background
     a. Robert C. Burlingame
     b. 1129 N. McDowell Blvd., Petaluma, CA 94954
     c. The reporting person is a member of the Board of Directors of the Issuer, whose principal place of business is located at 1129 N. McDowell Blvd., Petaluma, CA 94954. The reporting person is also the Chief Executive Officer and Chairman of the Board of Burlingame Industries, Inc., a manufacturer of concrete roof tile, which he founded in 1969. The principal place of business of Burlingame Industries, Inc. is 3546 N. Riverside Avenue, Rialto, CA 92377.
     d. During the last 5 years, the reporting person has not been convicted in any criminal proceeding.
     e. During the last 5 years, the reporting person has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     f. The reporting person is a citizen of the United States of America.
Item 3: Source and Amount of Funds or Other Consideration
On October 31, 2003, the Issuer granted the reporting person 66,666 shares of Series A Preferred Stock that were converted to 66,666 shares of common stock upon completion of the Issuer’s initial public offering on January 24, 2007. These shares were issued in exchange for cash consideration of $400,000. On March 21, 2007, the Issuer granted the reporting person 4,333 shares of common stock. The shares were issued as a dividend on the Series A Preferred Stock.
On October 20, 2006, the Issuer granted 55,555 shares of Series C Preferred Stock to Lytle Creek Industries, LLC, an entity of which the reporting person is a Member, in exchange for cash consideration of $1,000,000. The Series C Preferred shares were converted to 55,555 shares of common stock upon completion of the Issuer’s initial public offering on January 24, 2007. The reporting person owns 90% of Lytle Creek Industries, LLC and has shared voting and dispositive control over the shares.
On November 8, 2006, the Issuer granted the reporting person a warrant to purchase 75,000 shares of common stock as compensation for services rendered to the Issuer as a consultant.
The Issuer granted the following options to the reporting person as compensation for services performed on the board of directors of the Issuer:
•	On January 24, 2007, the Issuer granted the reporting person an option to purchase 75,000 shares of common stock;

•	On October 1, 2007, the Issuer granted the reporting person an option to purchase 15,000 shares of common stock;

•	On September 2, 2008, the Issuer granted the reporting person an option to purchase 15,000 shares of common stock; and

•	On December 9, 2008, the Issuer granted the reporting person an option to purchase 25,000 shares of common stock.
On February 24, 2009, the reporting person and an accredited investor (together, the “Investors”), entered into a purchase agreement, dated February 24, 2009 (the “Purchase Agreement”) with the Issuer. Pursuant to the terms of the Purchase Agreement, the Investors agreed to invest a total of $3,000,000 in exchange for a total of 2,564,103 shares of the Issuer’s common stock issuable to the Investors, or their designee, in two tranches, pro rata to the investment amounts paid by the Investors on each date the Investors provided funds (each a “Closing Date”). In addition, the Issuer agreed to issue to the Investors Series A Warrants to purchase a total of 1,500,000 shares of common stock pro rata to the number of shares of common stock issued on each Closing Date. The Issuer also agreed to issue to the Investors Series B Warrants to purchase a total of 2,000,000 shares of common stock pro rata to the number of shares of common stock issued on each Closing Date. The Investors paid $1,000,000 on February 24, 2009 and the remaining $2,000,000 on June 1, 2009.
In exchange for the initial investment made on February 24, 2009, the reporting person received 218,234 shares of common stock, a Series A Warrant to purchase 166,667 shares of common stock and a Series B Warrant to purchase 222,222 shares of common stock. In addition, in exchange for the reporting person’s initial investment, the reporting person directed the Issuer to issue 200,000 shares of common stock to Vetericyn, Inc., a California corporation. The reporting person is the owner of Vetericyn, Inc. and has sole voting and dispositive control over its shares. On the second Closing Date, June 1, 2009, the reporting person received 569,801 shares of common stock, a Series A Warrant to purchase 333,333 shares of common stock and a Series B Warrant to purchase 444,445 shares of common stock.

On June 16, 2009, the Issuer granted the reporting person 435,897 shares of common stock in connection with a 6 month consulting agreement pursuant to which the reporting person will provide sales and marketing services to the Issuer. This agreement was previously disclosed in the Issuer’s annual report on Form 10-K, filed with the Securities and Exchange Commission on June 11, 2009
On December 15, 2006, the Issuer effected a 1-for-4 reverse split of its common stock and convertible preferred stock. All common and convertible preferred shares and per share amounts herein have been adjusted to reflect this reverse split.
Item 4: Purpose of Transaction
See Item 3, above. The reporting person acquired beneficial ownership of the common stock, as described in Item 3, as compensation for serving as a member of the Issuer’s Board of Directors; in exchange for consulting services; or to acquire an investment in the Issuer.
Item 5: Interest in Securities of the Issuer
     a. The reporting person is the beneficial owner of 2,922,153 shares or 13.3% of the common stock issued and outstanding of the Issuer. 593,889 of these shares may be acquired in 60 days from the date of this 13D and 777,778 may be acquired after 60 days.
     b. The reporting person has sole voting and dispositive power over 2,866,598 shares of common stock of the Issuer. The reporting person shares voting and dispositive control with Richard Jones over 55,555 shares of common stock of the Issuer held by Lytle Creek Industries, LLC. The following information is being provided for Mr. Jones:
1.	Residence or business address: 3546 N. Riverside Avenue, Rialto, CA 92377.

2.	Mr. Jones is the Chief Financial Officer of Burlingame Industries, Inc., a manufacturer of concrete roof tile. The principal place of business of Burlingame Industries, Inc. is 3546 N. Riverside Avenue, Rialto, CA 92377.

3.	During the last 5 years, Mr. Jones has not been convicted in any criminal proceeding.

4.	During the last 5 years, Mr. Jones has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

5.	Mr. Jones is a citizen of the United States of America.
     c. The reporting person effected the following transactions with respect to the common stock of the Issuer during the past 60 days:
On June 1, 2009, the second Closing Date of a private placement described in Item 3, the reporting person acquired 569,801 shares of common stock, a Series A Warrant to purchase 333,333 shares of common stock and a Series B Warrant to purchase 444,445 shares of common stock in connection with the Purchase Agreement.

On June 16, 2009, the reporting person acquired 435,897 shares of common stock in connection with a 6 month consulting agreement.
     d. N/A
     e. N/A
Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The reporting person and the Issuer are parties to a Purchase Agreement, dated February 24, 2009, pursuant to which the Issuer agreed to issue common stock and warrants, as described elsewhere in this Schedule 13D, in exchange for an investment in the Issuer.
The reporting person and the Issuer are parties to a Consulting Agreement, dated April 1, 2009, pursuant to which the Issuer agreed to issue common stock, as described elsewhere in this Schedule 13D, in exchange for sales and marketing services provided by the reporting person to the Issuer.
Item 7: Material to be Filed as Exhibits.
None.
SIGNATURE
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 8, 2009

/s/ Robert C. Burlingame
By: Robert C. Burlingame
Director, Oculus Innovative Sciences, Inc.